Exhibit 99.1

Press Release

Chi-Med Highlights Clinical Data to be Presented at the Upcoming ESMO Virtual Congress 2020

Hong Kong, Shanghai, & Florham Park, NJ: Monday, August 24, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that new and updated analyses on the studies of surufatinib and fruquintinib will be presented at the upcoming European Society for Medical Oncology (ESMO) Virtual Congress 2020, taking place on September 17-21, 2020.

Further details of the presentations are as follows:

SURUFATINIB

Title:	Surufatinib (S) for patients (Pts) with advanced pancreatic neuroendocrine tumors (SANET-p): a randomized, double-blind, placebo (P)-controlled Phase III trial (NCT02589821)
Lead Author:	Jianming Xu, Head of the Department of Gastrointestinal Oncology, The Fifth Medical Center, General Hospital of the PLA
Session:	Proffered Paper - NETs
Abstract #:	1156O
Date & Time:	Sunday, September 20, 2020 2:25 PM CEST
Room:	Channel 3

Title:	Subgroup analysis by Ki-67 and primary tumor origins of the randomized, placebo-controlled phase 3 study of surufatinib in advanced well-differentiated extrapancreatic neuroendocrine tumors (SANET-ep)
Lead Author:	Zhiwei Zhou, Director, Department of Gastric and Pancreatic Surgery, Sun Yat-sen University Cancer Center
Session:	e-Poster Display Session
Abstract #:	1165P
Date available:	Thursday, September 17, 2020

FRUQUINTINIB

Title:	Phase (Ph) 1/1b Trial of Fruquintinib (Fru) in Patients (Pts) with Advanced Solid Tumors: Preliminary Results of the Dose Expansion (Exp) Cohort in Refractory Metastatic Colorectal Cancer (mCRC)
Lead Author:	N. Arvind Dasari, Associate Professor, Department of Gastrointestinal (GI) Medical Oncology, Division of Cancer Medicine, The University of Texas MD Anderson Cancer Center
Session:	e-Poster Display Session
Abstract #:	458P
Date available:	Thursday, September 17, 2020

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptor (VEGFR) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies.

A New Drug Application (“NDA”) for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China National Medical Products Administration (“NMPA”) and granted Priority Review status in December 2019.  A second NDA for surufatinib for the treatment of patients with advanced pancreatic NET has been submitted to the NMPA.  We have completed a pre-NDA meeting in the U.S. and received scientific advice in Europe, regarding surufatinib’s respective paths to registration in both geographies.  Chi-Med is planning a rolling NDA submission from late 2020 into early 2021 to the U.S. Food and Drug Administration (FDA), followed by a marketing authorization application (MAA) to the European Medicines Agency (EMA) in 2021.  In the U.S., surufatinib was granted Fast Track Designations for development in pancreatic and non-pancreatic (extra-pancreatic) NET, and Orphan Drug Designation for pancreatic NET.  Additionally, surufatinib is in several late-stage and proof-of-concept trials in China, including in combination with immunotherapies, and proof-of-concept clinical trials in the U.S.

Chi-Med currently retains all rights to surufatinib worldwide.

About Fruquintinib

Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3.  VEGFR inhibitors play a pivotal role in blocking tumor angiogenesis.  Fruquintinib was designed to improve kinase selectivity to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  The generally good tolerability in patients to date, along with fruquintinib’s low potential for drug-drug interaction based on preclinical assessment, suggests that it may be highly suitable for combinations with other anti-cancer therapies.

Fruquintinib was approved for marketing in China by the NMPA in September 2018 and commercially launched by Eli Lilly and Company (“Lilly”) in late November 2018 under the brand name Elunate®, for the treatment of patients with metastatic colorectal cancer (“CRC”).  A Phase III registration study for CRC is being initiated in the U.S., Europe and Japan.  A Phase III registration study is also ongoing in China for the treatment of patients with gastric cancer, in combination with paclitaxel.  Additionally, fruquintinib is in several other proof-of-concept trials in China and the U.S., including in combination with immunotherapies.

Chi-Med retains all rights to fruquintinib outside of China and is partnered with Lilly in China.  Starting October 1, 2020, Chi-Med will be responsible, through its commercial team in oncology of over 320 staff, for the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities in China for Elunate®.  Lilly and Chi-Med will continue to collaborate, as before, in the formulation and execution of national marketing strategy and events in China for Elunate®.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative, commercial-stage, biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of nine cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib and surufatinib, the further clinical development for surufatinib and fruquintinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates surufatinib and fruquintinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of surufatinib and fruquintinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500